FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”)
Suite 501 – 543 Granville Street
Vancouver, BC
V6C 1X8

Item 2 Date of Material Change

State the date of the material change.

December 20 and 21, 2018

Item 3 News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News releases were disseminated on December 20 and 21, 2018 to various approved public media and was filed on SEDAR with the securities commissions of British Columbia, Alberta, Manitoba, Ontario, Nova Scotia, and Newfoundland and Labrador.

Item 4 Summary of Material Change(s)

Metalla has closed the first tranche of its previously announced brokered private placement financing (the “Private Placement”) and increased the offering size of the Private Placement.

In addition, Metalla has completed its acquisition of the previously announced 1.5% net smelter return royalty (the “Royalty”) on the Cap-Oeste Sur East ("COSE") property located in the province of Santa Cruz, Argentina from Patagonia Gold S.A. (the “Seller”).

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Metalla has closed the first tranche of its previously announced brokered "best efforts" private placement financing of 4,521,400 units of the Company (the "Units") at a price of $0.78 per Unit (the "Issue Price") for gross proceeds of $3,526,692. Due to significant demand from investors, the Company is also pleased to announce that it has entered into an amendment agreement with Haywood Securities Inc. ("Haywood"), on behalf of a syndicate of agents, including PI Financial Corp. and Canaccord Genuity Corp. (together with Haywood, the "Agents"), pursuant to which the Company and the Agents have agreed to increase the size of the private placement Offering to 8,724,896 Units for gross proceeds of approximately $6.8 million (the "Offering").

Each Unit consisted of one common share in the capital of the Company (a "Common Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one Common Share of the Company at a price of C$1.17 for a period of 24 months from the closing of the Offering (the "Closing"). In the event that the closing price of the Common Shares on the TSX Venture Exchange ("TSXV") (or other stock exchange) is greater than C$1.50 per Common Share for a period of 10 consecutive trading days at any time after the Closing, the Company may accelerate the expiry date of the Warrants by written notice (or by way of news release in lieu of written notice) to the holders of the Warrants and in such case the Warrants will expire on the 30th day after the date of such notice.

In connection with the Offering, the Company has agreed to pay to the Agents a cash fee in an amount equal to 6.0% of the gross proceeds of the Offering, excluding any proceeds raised from a president's list of subscribers for up to a maximum of $3 million in Units (the "President's List Subscribers"), in respect of which the Company agrees to pay a cash fee equal to 3.0% of the aggregate proceeds raised from such President's List Subscribers. The Company has also agreed to issue compensation options to the Agents entitling the Agents to purchase that number of Common Shares equal to 6.0% of the aggregate number of Units issued under the Offering with an exercise price per Common Share that is equal to the Issue Price until the date that is 24 months after the Closing (other than with respect to President's List Subscribers, for which the number of compensation options issuable shall be reduced to 3.0%) .

The second tranche of the Offering for additional gross proceeds of approximately $3.3 million is expected to close on or about January 4, 2019 and is subject to the receipt of any necessary regulatory approvals including the approval of the TSXV. The securities issued in the first tranche of the Offering are subject to a four-month hold period under applicable securities laws in Canada expiring on April 22, 2019. Net proceeds from the Offering will be used to finance the royalty transaction as announced on December 11, 2018, and for other royalty and stream acquisitions.

In addition, further to the news release dated December 11, 2018, Metalla has completed its acquisition of the 1.5% net smelter return Royalty on the COSE property located in the province of Santa Cruz, Argentina from the Seller. The Royalty was acquired pursuant to a royalty purchase agreement dated December 7, 2018 (the "Agreement") under which a whollyowned Argentinian subsidiary of Metalla ("Metalla Argentina") and the Seller have entered into an assignment and assumption agreement for the purpose of transferring the Royalty from the Seller to Metalla Argentina. The Agreement also includes a right of first refusal in favour of Metalla to acquire a future net smelter returns royalty that may be granted by, or received by, the Seller (or an affiliate) on its Cap-Oeste mine.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51- 102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for that reliance.

Not applicable

Item 7 Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable

Item 8 Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Brett Heath
President and Chief Executive Officer
Tel: 604-696-0741

Item 9 Date of Report

December 28, 2018